May 1, 2017

To whom it may concern
Name of Company	Coca-Cola Bottlers Japan, Inc.
Representative	President and Representative Director	Tamio Yoshimatsu
(Code: 2579; First Section of the Tokyo Stock Exchange/Fukuoka Stock Exchange)
Direct Enquiries to	General Affairs Executive Manager	Kenji Harada
Tel. (03)5764-1709

Matters Relating to Share Repurchase Performed in Conjunction with Disposition of Fractional Shares Arising from Exchange of Shares
(Repurchase of own shares in accordance with Article 234-4 and 234-5 of the Companies Act)

At a meeting of the board of directors convened today, Coca-Cola Bottlers Japan, Inc. passed the following resolution regarding the handling of fractional shares arising from the exchange of shares.

1.	Summary of Share Repurchase
Effective April 1, 2017, Coca-Cola Bottlers Japan, Inc. participated in an exchange of shares with Coca-Cola East Japan Co., Ltd. (“CCEJ”) that made CCEJ a wholly-owned subsidiary of Coca-Cola Bottlers Japan.
Coca-Cola Bottlers Japan determined that fractional shares allocated to CCEJ shareholders as part of this exchange of shares would be treated in accordance with Article 234-4 of the Companies Act, that, in accordance with Article 234-5 of the Companies Act, these fractional shares would be repurchased at a price of 3,320 yen per share, being the closing price on the Tokyo Stock Exchange for ordinary shares in Coca-Cola Bottlers Japan on May 1, 2017, and that the holders of the fractional shares in question would be paid in cash in accordance with the size of the fractional shares they held (rounded up to the nearest whole yen amount).

2.	Details of Repurchase
(1) Class of Shares to be Repurchased	Ordinary shares in Coca-Cola Bottlers Japan, Inc.
(2) Total Number of Shares to be Repurchased	2,960
(3) Total Amount of Consideration	9,827,200 yen (Closing price on May 1×2,960 shares)
(4) Date of Resolution for Share Repurchase	May 1, 2017

3.	Treasury Shares Held as of Date of Resolution for Share Repurchase (May 1, 2017)
(1) Total Number of Issued Shares	206,268,593
(2) Treasury Shares Held	1,999,402

* The number of Treasury Shares Held as of May 1, 2017 is described with the number of Treasury Shares Held incorporating 2,960 Total Number of Shares to be Repurchased mentioned in 2. (2).